UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 8-K
Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **June 12, 2013**

CATERPILLAR INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

1-768	**37-0602744**
(Commission File Number)	(IRS Employer Identification No.)

100 NE Adams Street, Peoria, Illinois	**61629**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(309) 675-1000**

Former name or former address, if changed since last report: **N/A**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)

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Item 7.01.   Regulation FD Disclosure.

On June 12, 2013, the Board of Directors of Caterpillar Inc. (the "Company") declared a quarterly cash dividend of sixty cents ($0.60) per share of Company common stock, payable August 20, 2013 to stockholders of record at the close of business on July 22, 2013. The per share dividend of $0.60 is an increase of eight cents from the previous quarterly dividend of $0.52 per share. On the same date, the Company issued a press release announcing the dividend increase. A copy of the release is attached hereto as Exhibit 99.1.

The information in this Current Report on Form 8-K, including Exhibit 99.1, is being furnished in accordance with the provisions of General Instruction B.2 of Form 8-K.

Item 9.01.   Financial Statements and Exhibits.

(d)   Exhibits:

The following is furnished as an exhibit to this report:

99.1   Caterpillar Inc. press release dated June 12, 2013

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SIGNATURES

CATERPILLAR INC.

June 12, 2013   By: */s/James B. Buda*
                                                                    James B. Buda
                                                                    Executive Vice President, Law and Public Policy

Exhibit 99.1



June 12, 2013

Caterpillar contact:
Jim Dugan
Global Government & Corporate Affairs
309-494-4100
dugan_jim@cat.com

FOR IMMEDIATE RELEASE

<u>Caterpillar Announces 15 Percent Increase in Dividend Rate</u>

PEORIA, Ill. – The Board of Directors of Caterpillar Inc. (NYSE: CAT) voted today to raise the quarterly cash dividend by eight cents to sixty cents ($0.60) per share of common stock, payable August 20, 2013, to stockholders of record at the close of business, July 22, 2013.

"Growing dividends through the business cycle is important, and this 15 percent increase, along with the $1 billion accelerated stock repurchase that we announced in April, support our commitment to deliver superior stockholder returns," said Caterpillar Chairman and CEO Doug Oberhelman.

"Our long dividend history, starting in 1925, is a great reminder of Caterpillar's enduring role in developing and manufacturing products and services that helped build the infrastructure of the modern world. We have a great track record and with our strong balance sheet and financial strength, we are looking forward to seeing our customers play a role in the continued development and the improvement of the lives of people around the world for decades to come," Oberhelman added.

The $0.60 dividend is an increase of 15 percent over the previous rate of $0.52 per share.

About Caterpillar:
For more than 85 years, Caterpillar Inc. has been making sustainable progress possible and driving positive change on every continent. With 2012 sales and revenues of $65.875 billion, Caterpillar is the world's leading manufacturer of construction and mining equipment, diesel and

natural gas engines, industrial gas turbines and diesel-electric locomotives. The company also is a leading services provider through Caterpillar Financial Services, Caterpillar Remanufacturing Services and Progress Rail Services. More information is available at: http://www.caterpillar.com.

Forward-Looking Statements
Certain statements in this press release relate to future events and expectations and are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "believe," "estimate," "will be," "will," "would," "expect," "anticipate," "plan," "project," "intend," "could," "should" or other similar words or expressions often identify forward-looking statements. All statements other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding our outlook, projections, forecasts or trend descriptions. These statements do not guarantee future performance, and we do not undertake to update our forward-looking statements.

Caterpillar's actual results may differ materially from those described or implied in our forward-looking statements based on a number of factors, including, but not limited to: (i) global economic conditions and economic conditions in the industries and markets we serve; (ii) government monetary or fiscal policies and infrastructure spending; (iii) commodity or component price increases, fluctuations in demand for our products, or limited availability of raw materials and component products, including steel; (iv) our and our customers', dealers' and suppliers' ability to access and manage liquidity; (v) political and economic risks and instability, including national or international conflicts and civil unrest; (vi) our and Cat Financial's ability to: maintain credit ratings, avoid material increases in borrowing costs, and access capital markets; (vii) the financial condition and credit worthiness of Cat Financial's customers; (viii) changes in interest rates or market liquidity; (ix) changes in financial services regulation; (x) inability to realize expected benefits from acquisitions, including ERA Mining Machinery Limited, and divestitures, including the divestiture of the Bucyrus International, Inc. distribution business to our independent dealers; (xi) international trade and investment policies; (xii) market acceptance of our products and services; (xiii) changes in the competitive environment, including market share, pricing and geographic and product mix of sales; (xiv) successful implementation of capacity expansion projects, cost reduction initiatives and efficiency or productivity initiatives, including the Caterpillar Production System; (xv) inventory management decisions and sourcing practices of our dealers or original equipment manufacturers; (xvi) compliance with environmental laws and regulations; (xvii) alleged or actual violations of trade or anti-corruption laws and regulations; (xviii) additional tax expense or exposure; (xix) currency fluctuations; (xx) our or Cat Financial's compliance with financial covenants; (xxi) increased pension plan funding obligations; (xxii) union disputes or other labor matters; (xxiii) significant legal proceedings, claims, lawsuits or investigations; (xxiv) compliance requirements imposed if carbon emissions legislation and/or regulations are adopted; (xxv) changes in accounting standards; (xxvi) failure or breach of information technology security; (xxvii) adverse effects of natural disasters; and (xxviii) other factors described in more detail under "Item 1A. Risk Factors" in our Form 10-K filed with the SEC on February 19, 2013, for the year ended December 31, 2012. This filing is available on our website at www.caterpillar.com/secfilings.